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PROCESSED
MAR 07 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crews + Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 President Clinton Avenue, Suite 800
(No. and Street)

Little Rock, Arkansas 72201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe P. Bumpers Chief Financial Officer 501-907-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Frost
(Name – *if individual, state last, first, middle name*)

425 West Capitol Avenue Little Rock Arkansas 72201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe P. Bumpers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crews and Associates, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public My Commission Expires August 15, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREWS & ASSOCIATES, INC.

December 31, 2007

Financial Statements
And
Supplementary Information

With

Independent Auditor's Report

Table of Contents

MOORE STEPHENS FROST

CERTIFIED PUBLIC ACCOUNTANTS

A Professional Limited Company

425 West Capitol, Suite 3300
Little Rock, Arkansas 72201
501-376-9241 • 800-766-9241
Fax: 501-374-5520
www.msfrost.com

Independent Auditor's Report

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

We have audited the accompanying statement of financial condition of Crews & Associates, Inc. as of December 31, 2007, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crews & Associates, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Moore Stephens Frost

Certified Public Accountants

Little Rock, Arkansas
February 15, 2008

CREWS & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2007

Assets

Cash (including $255,818 segregated under federal regulation)	$ 1,003,181
Receivables from	
Broker-dealers and clearing organizations	487,139
Customers	1,745,115
Marketable securities	49,523,381
Furniture, equipment and leasehold improvements, net	1,603,193
Net deferred tax asset	3,334,801
Cash surrender value of life insurance policies	8,933,349
Employee loans receivable and covenants not to compete, net	1,383,061
Goodwill	772,574
Other assets	588,483
Total assets	$ 69,374,277

Liabilities and Stockholder's Equity

Payables to	
Broker-dealers and clearing organizations	$ 447,721
Customers	1,030,610
Accounts payable, accrued expenses and other liabilities	3,394,534
Income taxes payable	672,272
Non-qualified deferred compensation liability	8,756,526
Short-term borrowings	31,200,000
Total liabilities	45,501,663
Stockholder's equity	
Common stock, $.0005 par value, 5,000,000 shares authorized and 853,220 issued and outstanding	427
Additional paid-in capital	2,838,692
Retained earnings	21,033,495
Total stockholder's equity	23,872,614
Total liabilities and stockholder's equity	$ 69,374,277

The accompanying notes are an integral part of these financial statements.

Statement of Operations

For the Year Ended December 31, 2007

Revenues	
Trading profits	$ 24,642,159
Investment banking and other income	6,381,829
Interest income	1,184,866
Total revenues	32,208,854
Expenses	
Employee compensation and benefits	21,103,350
Professional and other	1,236,580
Amortization of employee loans receivable and covenants not to compete	171,281
Occupancy and equipment	2,204,551
Communications	1,060,707
Business development	745,393
Clearing fees	307,470
Interest expense	443,291
Total expenses	27,272,623
Income before income tax expense	4,936,231
Income tax expense	1,820,771
Net income	$ 3,115,460

The accompanying notes are an integral part of these financial statements.

CREWS & ASSOCIATES, INC.

Statement of Stockholder's Equity

For the Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2007 (Restated - Note 3)	$ 427	$ 2,838,692	$ 17,918,035	$ 20,757,154
Net income	-	-	3,115,460	3,115,460
Balance - December 31, 2007	$ 427	$ 2,838,692	$ 21,033,495	$ 23,872,614

The accompanying notes are an integral part of these financial statements.

CREWS & ASSOCIATES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 3,115,460
Adjustments to reconcile net income to net cash used by operating activities	
Depreciation	474,493
Amortization of employee loans receivable and covenants not to compete	171,281
Deferred income taxes	(331,578)
Changes in operating assets and liabilities	
Receivables from	
Broker-dealers and clearing organizations	301,159
Customers	773,030
Marketable securities	(26,372,215)
Lease inventory	1,300,000
Cash surrender value of life insurance	(927,104)
Other assets	731,730
Payables to	
Broker-dealers and clearing organizations	(583,927)
Customers	876,187
Accounts payable, accrued expenses and other liabilities	176,411
Nonqualified deferred compensation	1,174,166
Income taxes payable	(189,073)
Net cash used by operating activities	(19,309,980)
Cash flows from investing activities	
Purchase of furniture and office equipment	(389,783)
Net cash used by investing activities	(389,783)
Cash flows from financing activities	
Net change in short-term borrowings	19,400,000
Issuance of employee note receivable	(1,351,038)
Net cash provided by financing activities	18,048,962
Net decrease in cash	(1,650,801)
Cash - beginning of year	2,653,982
Cash - end of year	$ 1,003,181

Supplementary disclosures of cash flow information

Cash paid during the year for	
Interest	$ 429,617
Income taxes	2,308,446

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

December 31, 2007

1. **Description of Business**

Crews & Associates, Inc. (the "Company") is comprised of Crews & Associates, Inc., a registered broker-dealer. The Company is located in Little Rock, Arkansas and is 100% owned by First Security Bancorp (the "Parent").

Crews & Associates, Inc. ("Crews") is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Crews conducts business with other broker-dealers located throughout the United States on behalf of its customers and for its own account.

2. **Summary of Significant Accounting Policies**

a. **Securities transactions** – Securities transactions are captured on the Company's computer system and monitored on a trade date basis and are reflected in the accompanying financial statements on a settlement date basis. Recording such transactions on a trade date basis would not result in a material difference in the accompanying financial statements. Investment banking revenue is recorded at the time the transaction is completed and the income is reasonably determinable.

b. **Cash equivalents** – For purposes of the statement of cash flows, the Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2007, the Company did not hold investments considered to be cash equivalents.

c. **Marketable securities** – Marketable securities are comprised of securities used for trading and are valued at market. Any unrealized gains and losses have been reflected as net trading profits in the accompanying statement of operations.

d. **Lease inventory** – Lease inventory represents leases purchased by the Company and held for sale to outside investors. Lease inventory is valued at the Company's cost which is less than their estimated realizable value at December 31, 2007.

e. **Property, plant and equipment** – Property, plant, and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

f. **Impairment of long-lived assets to be held and used** – The Company reviews the carrying value of long-lived assets for impairment whenever certain triggering events or changes in circumstances indicate that the carrying amounts of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the excess of the carrying amount over the fair value of the assets. No triggering events or changes in circumstances were identified by management for the year ended December 31, 2007.

2. **Summary of Significant Accounting Policies (cont.)**

g. **Intangible assets** – Intangible assets consist of goodwill in the amount of $772,574 at December 31, 2007. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, whereby intangible assets are evaluated on at least an annual basis for indicators of impairment. The Company performed its annual impairment test of goodwill during 2007 and concluded that the goodwill was fully recoverable.

h. **Employee loans receivable and covenants not to compete** – In the ordinary course of business, the Company enters into agreements with certain employees for covenants not to compete and employee loans. These amounts are being amortized over a five-year period. Amortization expense related to these agreements was $171,281 for the year ended December 31, 2007 and the net unamortized balance was $1,383,061 at December 31, 2007. Amortization expense of the remaining balance is expected to be as follows: 2008 – $337,220; 2009 – $315,273; 2010 – $281,407; 2011 – $266,407; and 2012 – $182,754.

i. **Income taxes** – The Company will be included in the consolidated federal income tax return of the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion of such deferred tax assets will not be realized.

j. **Related parties** – In the normal course of business, the Company purchases and sells securities for Company officers and its stockholder. These transactions have substantially the same terms as those with unrelated parties.

k. **Disclosure about the fair value of financial instruments** – The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

l. **Use of estimates** – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. However, actual results may differ from the estimates and assumptions used in the accompanying financial statements.

2. **Summary of Significant Accounting Policies (cont.)**

m. **Recent accounting pronouncements** – The Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. The implementation of this pronouncement did not have an impact on the financial statements.

The FASB issued FASB Interpretation No. 48 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB No. 109, "Accounting for Income Taxes." This interpretation provides a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation gives guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company's management does not anticipate that this pronouncement will have a significant impact on the financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This statement permits entities to measure many financial instruments and certain other items at fair value without being required to apply complex hedge accounting provisions, but does not require fair value measurement. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a material effect on its financial statements.

3. **Reorganization**

On December 31, 2007, the Company sold First Security Leasing ("FSL") to the Parent at book value in a transaction accounted for as a merger of interests between commonly controlled entities. Prior to this transaction FSL was a wholly owned subsidiary of Crews. The financial statements of Crews were restated as of January 1, 2007, in order to report the results of operations as though the sale of FSL had occurred at the beginning of the reporting period. No gain or loss was recorded by the Company as a result of this transaction.

4. **Acquisition of Beardsley**

On July 30, 2004, the Company acquired Beardsley Consultants, Inc. and Beardsley Advisors, Inc. (collectively, "Beardsley") for a total of $772,574. The entire purchase price was allocated to goodwill. At closing, the Company paid $207,500 with the remainder of the purchase price, plus imputed interest, to be paid in annual installments of $207,500 over the next three years. At December 31, 2007, there was no remaining liability related to the acquisition. At December 31, 2007, the Company concluded there were no indicators of impairment related to the goodwill recorded in conjunction with the Beardsley acquisition.

Notes to Financial Statements

December 31, 2007

5. **Cash Segregated Under Federal Regulation**

At December 31, 2007, $255,818 of cash was segregated in a special reserve bank account "for the exclusive benefit of customers" under SEC Rule 15c3-3.

6. **Receivables from and Payables to Broker – Dealers and Clearing Organizations, and Customers**

The balances shown as receivables from and payables to broker – dealers and clearing organizations, and customers represent amounts due in connection with normal trading transactions executed for customers or the Company. These receivables and payables are generally collateralized by securities held by or due to the Company. To further minimize the risks associated with these balances, the Company monitors the credit standing of each broker – dealer and clearing organization and customer with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of the securities due from others. Because these receivable balances are generally collateralized, the Company has not historically incurred any significant losses related to bad debt. Accordingly, the Company has not recorded an allowance for doubtful accounts at December 31, 2007.

At December 31, 2007, receivables from customers consisted of $386,399 from institutional firms and $1,358,716 from retail customers. Payables consisted of $596,181 to institutional firms and $434,429 to retail customers. The institutional firms represent financial institutions, and retail customers represent a diversified clientele, both located throughout the United States.

7. **Marketable Securities**

Marketable securities consisted of the following trading securities, stated at quoted market values:

State and municipal government obligations	$ 40,444,108
U.S. government obligations	4,279,283
Corporate obligations	3,774,175
Other	1,025,815
	$ 49,523,381

8. **Furniture, Equipment and Leasehold Improvements**

The furniture, equipment and leasehold improvements were as follows:

Leasehold improvements	$ 307,092
Furniture and equipment	3,284,907
	3,591,999
Accumulated depreciation	(1,988,806)
Furniture, equipment and leasehold improvements, net	$ 1,603,193

9. **Short-Term Borrowings**

At December 31, 2007, the Company had a revolving line of credit with a balance of $12,200,000 outstanding at year end. Borrowings are collateralized by marketable securities and availability is variable based on the amount of marketable securities.

At December 31, 2007, the Company had a short-term loan with a bank totaling $10,000,000 and bearing interest at a variable rate of 6.82% at December 31, 2007. The loan is uncollateralized with the availability of $15 million.

At December 31, 2007, the Company had a $10,000,000 line of credit agreement with a related party financial institution. At December 31, 2007, $9,000,000 was outstanding under these arrangements. The lines of credit bear interest at Prime less 0.50% (6.00% at December 31, 2007) and are collateralized by marketable securities owned by the Company.

At December 31, 2007, the Company had a $10,000,000 revolving line of credit agreement with the Parent of which there was no outstanding balance at year end. The revolving line of credit bears interest at the 90-day LIBOR rate (6.98% at December 31, 2007). The loan is uncollateralized.

At December 31, 2007, the Company had a $15 million revolving credit line with a bank of which there was no outstanding balance at year end. The revolving line of credit bears interest at the 90-day LIBOR rate (6.73% at December 31, 2007). The loan is uncollateralized.

As of December 31, 2007, the Company had no outstanding obligations which were subordinated to claims of general creditors.

10. **Income Taxes**

Components of the provision (benefit) for income taxes were as follows:

Current provision	$ 2,152,349
Deferred benefit	(331,578)
	$ 1,820,771

The actual tax expense differs from the "expected" tax expense (computed by applying the applicable federal corporate income tax rate of 35% to income before income taxes) primarily due to the effect of state income taxes, net of federal benefit, and nontaxable municipal bond interest income, net of nondeductible interest expense.

The Company utilizes the liability method to determine deferred income taxes. Under this method, deferred income taxes are determined by applying statutory tax rates in effect at the financial statement date to differences between the book basis and the tax basis of assets and liabilities.

The deferred income tax asset reflected in the accompanying statement of financial condition resulted primarily from the recognition of certain expenses for financial reporting purposes which are not yet deductible for income tax reporting purposes.

Total deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets	$ 3,647,028
Deferred tax liabilities	(312,227)
Net deferred tax asset	$ 3,334,801

11. Commitments and Contingencies

The following schedule reflects the future minimum rental payments required under operating leases that have non-cancelable lease terms in excess of one year as of December 31, 2007:

Year Ending December 31,	Lease Commitments	Less Sub-lease	Net Lease Commitments
2008	$ 1,272,655	$ (68,438)	$ 1,204,217
2009	940,046	(91,271)	848,775
2010	927,839	(102,331)	825,508
2011	891,500	(105,913)	785,587
2012	891,500	(108,043)	783,457
Thereafter	2,674,500	(241,443)	2,433,057
	$ 7,598,040	$ (717,439)	$ 6,880,601

The Company moved offices to the First Security Center in November 2004 and now leases their office space from the Parent. Rent expense was $1.63 million for the year ended December 31, 2007.

In the normal course of business, the Company is occasionally a party to lawsuits, claims and customer complaints. The costs to defend and settle such matters have been included in other expenses in the accompanying statement of operations. As of December 31, 2007, management is of the opinion, based in part on consultation with legal counsel, that the ultimate resolution of pending matters will not have a material adverse effect on the Company's financial condition.

In connection with its retail brokerage business, the Company performs securities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers. The Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty. The Company is fully secured by assets in the customer's account, as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. In addition, the Company controls this risk by establishing credit limits for such activities and by monitoring its customers' compliance with their contractual obligations and the related exposure on a daily basis.

In addition, the Company enters into when-issued transactions and underwriting commitments. Such commitments require that the Company purchase securities at specified prices. To manage the off-balance sheet risk related to these commitments, the Company generally sells the issue to third parties on a when-issued basis. At December 31, 2007, the Company had firm commitments to purchase securities totaling $72,000 and no commitments to sell securities.

The Company maintains, at various financial institutions, cash balances which may exceed the federally insured amounts at various times during the year.

12. **Net Capital Requirement**

As a registered broker-dealer, Crews is subject to the Uniform Net Capital Rule 15c3-1 administered by the SEC. Crews has elected to compute its net capital requirement under the aggregate indebtedness method of the rule, which does not allow the aggregate indebtedness of Crews, as defined under the rule, to exceed 15 times regulatory net capital. At December 31, 2007, Crews had an aggregate indebtedness to net capital ratio of 2.89 to 1 with $8,978,384 of regulatory net capital, which was $7,249,977 in excess of the required minimum regulatory net capital of $1,728,407.

13. **Related Party Transactions**

The Company engaged in trading activity with the Parent or related affiliates resulting in trading revenues of approximately $586,000 for the year ended December 31, 2007. Management of the Company believes this activity was conducted on terms equivalent to those with unrelated parties.

At December 31, 2007, the Company had $9,000,000 outstanding under a line of credit agreement with a bank that is a subsidiary of the Parent. Total borrowings available pursuant to these agreement totaled $10,000,000 at December 31, 2007. In addition, the Company had a $10,000,000 revolving line of credit agreement with the Parent with no outstanding balance at December 31, 2007.

For the year ended December 31, 2007, the Company paid legal fees of approximately $52,125 to a law firm associated with a board member.

14. **Deferred Compensation**

The Company has a nonqualified deferred compensation arrangement for certain employees, which permits participants to defer a portion of their compensation ("Participant Deferrals") and provides that the Company will make matching contributions up to a specified dollar amount. The Participant Deferrals are fully vested and are credited with the gain or loss associated with the investment choices selected by the participant as provided by the plan. The Company contribution is credited with interest at a specified rate set each year by the Company. The rate for 2007 was 4.55% per annum and vests over a 10-year period. The Company funds its obligations under these arrangements through the purchase of life insurance policies. The cash surrender value of these life insurance policies was $8,933,349 as of December 31, 2007. The Company's net benefit obligation under these arrangements which is reflected in nonqualified deferred compensation in the accompanying financial statements was $8,756,526 at December 31, 2007. During the year ended December 31, 2007, the Company recognized employee compensation and benefit expense associated with this arrangement of $1,185,360.

15. **Retirement Plan**

The Company sponsors a defined contribution plan (the "401(k) Plan"), which is intended to provide assistance in accumulating personal savings for retirement. The 401(k) Plan is qualified as a tax-exempt plan under Sections 401(a) and 401(k) of the Internal Revenue Code. The 401(k) Plan covers all full-time employees of the Company once they have completed six months of service. Participants may make rollover contributions and deferral contributions through payroll deductions. The Company may, at its discretion, make matching contributions for the benefit of each participant making a deferral contribution. During 2007, the Company matched 10% of a participant's deferral contribution. The Company may also make a discretionary non-elective contribution, as determined by the Company. There was no discretionary non-elective contribution made during 2007. For the year ended December 31, 2007, the Company made matching contributions of $86,569 related to this plan.

MOORE STEPHENS FROST
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Limited Company

425 West Capitol, Suite 3300
Little Rock, Arkansas 72201
501-376-9241 • 800-766-9241
Fax: 501-374-5520
www.msfrost.com

Independent Auditor's Report on Supplementary Information
<u>Required by Rule 17a-5 of the Securities and Exchange Commission</u>

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

We have audited the accompanying financial statements of Crews & Associates, Inc. as of December 31, 2007, and have issued our report thereon dated February 15, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 16 through 18 relates to Crews & Associates, Inc. and is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Frost
Certified Public Accountants

Little Rock, Arkansas
February 15, 2008

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2007

Net capital		
Total stockholder's equity for Crews & Associates, Inc.		$ 23,872,614
Other deductions		100,000
Deduct: Non-allowable assets		7,536,070
Net capital before haircuts on securities positions		16,236,544
Haircuts on securities positions		
Contractual securities commitments	$ 5,040	
Trading positions		
Bankers' acceptances, certificates of deposit and commercial paper	2,219	
State and municipal government obligations	2,453,747	
U.S. government obligations	167,779	
Corporate obligations	2,950,886	
Other securities	961,883	
Undue concentration	378,953	
Other	337,653	7,258,160
Net capital		$ 8,978,384
Aggregate indebtedness		
Bank loans payable	$ 11,580,520	
Payables to brokers and dealers for customers' securities failed to receive	442,324	
Payables to customers	1,030,610	
Accounts payable and accrued liabilities	12,867,257	
Other liabilities	5,397	
Total aggregate indebtedness		$ 25,926,108
Net capital		$ 8,978,384
Minimum capital required to be maintained (the greater of 1/15 of aggregate indebtedness of $25,926,108 or $250,000)		$ 1,728,407
Net capital in excess of requirement		$ 7,249,977
Ratio: Aggregate indebtedness to net capital		2.89

There are no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2007.

See independent auditor's report on supplementary information.

Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2007

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ 446,360
Monies borrowed collateralized by securities carried for the accounts of customers	1,580,520
Customers' securities failed to receive	442,324
Credit balances in firm accounts which are attributable to principal sales to customers	19,718
Other	42,202
Total credit balances	2,531,124
Debit balances	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection	1,685,418
Failed to deliver of customers' securities not older than 30 calendar days	3,750
Total debit balances	1,689,168
Excess of total credits over total debits	$ 841,956
Required deposit (105% of excess credits over total debits)	$ 884,053
Amount held on deposit "for the exclusive benefit of customers" at December 31, 2007	$ 255,818
Additional deposit on January 3, 2008	696,000
New amount on deposit	$ 951,818

There are no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2007.

See independent auditor's report on supplementary information.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2007

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2007 (for which instructions to reduce to possession or control had been issued as of December 31, 2007, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3).	None	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2007, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

See independent auditor's report on supplementary information.

MOORE STEPHENS FROST

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Limited Company

425 West Capitol, Suite 3300
Little Rock, Arkansas 72201
501-376-9241 •800-766-9241
Fax: 501-374-5520
www.msfrost.com

Independent Auditor's Report on Internal Controls
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

In planning and performing our audit of the financial statements of Crews & Associates, Inc. (the "Company") as of December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 ;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Frost

Certified Public Accountants

Little Rock, Arkansas
February 15, 2008

END